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Kenny's Restaurant and Bar

BBQ Joint

Evansville, IN 47714
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THE PITCH
Kenny's Restaurant and Bar is seeking investment to open a restaurant and bar in Evansville, IN.
First LocationRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPO
RELIEF. REVIEW SPECIFICS
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $30,000 invested.
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INVESTOR PERKS

Kenny's Restaurant and Bar is offering perks to investors. You earn perks based on your total investm

Grand Opening VIP Invest $5,000 or more to qualify. 15 of 15 remaining

Invite to the Grand Opening. More details to come!

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OUR FLAGSHIP COCKTAIL MENU

Garrett Ward
Operations Manager

Grarrett is a Castle Highschool and Ivy Tech Graduate. Born and raised in the Evansville area. Garret
owners his uncle and aunt both operate a successful burger and ice cream shops in Evansville.

Garrett has a passion for operations serving in management roles within his family restaurant as wel
Trampoline Park.

"Inventory and flow of operations are something that come natural to me I guess, since I was young
father and uncle unload trucks and keep track of everything, make schedules and more. its just a pa

Garrett's family background and degree in graphic design make him an ideal asset to Kenny's. Garret
menus, and graphics associated with Kenny's.

Chef Viz
Chef/ Kitchen Manager

Chef is a Pitmaster and classically trained in creole and southern dishes. Viz was trained by his Fath
dad formally owned a BBQ restaurant on Evansville's south side.

His was trained in the art of Creole Cooking and Southern Dishes by his Grandmother who owned a
outside of New Orleans.

"I grew up in a kitchen I can use a knife better than I can use a pin. I like to go beyond just cooking g
medium. I want you to look at a plate and instantly know it is a Viz creation and when you bite into it

Chef Viz is an Evansville native and graduate of North high school. The past 5 years he has ran a pri
clients all the way down to wedding anniversary's.

Lydia Garcia
Lead Bartender/Bar Manager

Lydia is a graduate of University of Southern Indiana located Evansville IN. She has been in the servi

Serving as the lead bartender of Longhorns Steak House for over 6 years gave her the neccessary s
restaurant.

Her time as a Bar Manager at Bar Louie thought her how to handle the late night crowds who are loo

"I love making drinks and taking care of guest. Nothing makes me happier than making a drink and w

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OUR MISSION

Kenny's offers excellent food, industry leading customer service and memory creating events that w
BBQ with our soon to be famous Let's Get Fried appetizer menu, creating a variety of classic and fun
food with our industry leading customer service, ensuring guests feel welcome and at peace to enjo
to an events-based bar offering our patrons a variety of unique events such as, Pay Your Bills Party,
even our Kickin' it Country event. No matter what your taste is Kenny's is sure to have an event you v

We will be the only events- based bar and restaurant in the immediate area.
We will provide a fun and extensive menu of cocktails.
We will also serve millennials and Gen Z with our late night events.
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The Opportunity: Evansville has no true events-based restaurants and bars. Evansville's bar scene is
make it nearly impossible to enjoy your night. Evansville also has very few local restaurants that offe

Our Solution: We will create an events-based restaurant and bar that offers excellent food, industry I
creating events that will last a lifetime. We will operate as a restaurant by day and during the week. A
host different events like our Pay Your Bills Party, Bottomless Mimosas Brunch, Kickin it Country, and
will offer our Happy Hour Program for special events such as birthdays, anniversaries, family reunior
that offers all our local favorites. We will incorporate BBQ on the menu, while offering fun mashups li
Deep Fried Crab Legs. We will do all these things while always being friendly and helpful creating a v
customers wanting to come back.

Market Focus: We will focus our marketing on the Northeast side of town for lunch and dinner. We w
late-night events and bar crowd. We also aim to attract those going to see movies at Showplace Cin
shopping at the local malls.

Milestones: We expect to hit our Key Milestones of 300 customers per day for the entire year by yea
translates to roughly $86,000 in sales monthly. $86,000 in sales should typically yield us around $70

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Rent $36,000
Wages $20,000

This information is provided by Kenny's Restaurant and Bar. Mainvest never predicts or projects perf[...] audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Kennys Business Plan.pdf

Kennys Balance Sheet.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 10, 2021

Summary of Terms

Legal Business Name Kennys Restaurant and Bar LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2.5%-6.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Kenny's Restaurant and Bar's fu[...] and Bar may require additional funds from alternate sources at a later date.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con[...] ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

Real Estate Risk

Kenny's Restaurant and Bar is still in the process of securing a location to lease, which will be necess[...] extent Kenny's Restaurant and Bar is unable to find and secure a location that is adequate, investors[...] investment.

The market in which we operate is highly competitive and could become increasingly competitive wi
Restaurant and Bar competes with many other businesses, both large and small, on the basis of qua
experience. Changes in customer preference away from Kenny's Restaurant and Bar's core business
successfully against the with other competitors could negatively affect Kenny's Restaurant and Bar's

Reliance on Management

As a securities holder, you will not be able to participate in Kenny's Restaurant and Bar's managemen
managerial decisions regarding Kenny's Restaurant and Bar. Furthermore, if the founders or other ke
Bar were to leave Kenny's Restaurant and Bar or become unable to work, Kenny's Restaurant and Ba
substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumptior
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Kenny's Restaurant and Bar and the key persons will have no control. Changes in assump
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome i
projected outcomes. Consequently, there can be no assurance that the actual operating results will
herein. Additionally, Kenny's Restaurant and Bar is a newly established entity and therefore has no op
could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Kenny's Restaurant and Bar might need to raise more capital in the future to fund/expand operations
new team members, market its services, pay overhead and general administrative expenses, or a va
assurance that additional capital will be available when needed, or that it will be available on terms t
as an investor. If Kenny's Restaurant and Bar is unable to obtain additional funding when needed, it c
plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Kenny's Restaurant and Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit marl
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p

Uninsured Losses

Although Kenny's Restaurant and Bar will carry some insurance, Kenny's Restaurant and Bar may not
against all risks to the business. Additionally, there are some kinds of risks that are very difficult or in
a reasonable cost. Therefore, Kenny's Restaurant and Bar could incur an uninsured loss that could da

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws
laws, antitrust laws, and health care laws, could negatively affect Kenny's Restaurant and Bar's finan
to operate. Specifically, any additional regulation on the industry could significantly negatively affect

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Kenny's Restaurant and Bar's management will coin
Restaurant and Bar to be as successful as possible. However, your interests might be in conflict in ot
You might want Kenny's Restaurant and Bar to act conservative to make sure they are best equipped
Kenny's Restaurant and Bar might prefer to spend aggressively to invest in the business. You would l
managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Kenny's Restaurant and Bar needs more capital in the future and takes on additional debt or other
investors might have rights superior to yours. For example, they might have the right to be paid befo
distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Kenny's Restaurant and Bar or management), which is responsible for mor
compliance with the law. Kenny's Restaurant and Bar will not be required to implement these and oth

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Kenny
more successful than your initial expectations.

You Do Have a Downside

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If an
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

This information is provided by Kenny's Restaurant and Bar. Mainvest never predicts or projects perf
audited this information. For additional information, review the official Form C filing with the Securitie
EDGAR website.
This is a preview. It will become public when you start accepting investment.
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